UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
1867 Yonge Street, Suite 650, Toronto, Ontario M4S 1Y5
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

For Immediate Release

PEACE ARCH ENTERTAINMENT, PRODUCER BARNET BAIN ACQUIRE SCREEN RIGHTS TO CHILDREN’S BOOK ‘MILTON’S SECRET’ FROM BEST-SELLING AUTHOR ECKHART TOLLE AND ROBERT FRIEDMAN

Writer’s First Ever Work of Fiction Being Adapted As Live Action Family Film

Los Angeles, CA, October 1, 2009 -- Peace Arch® Entertainment Group Inc. (OTC:PAEGF) (TSX:PAE.T) has teamed with Emmy nominated producer Barnet Bain (What Dreams May Come, Homeless to Harvard) to acquire screen rights to Eckhart Tolle and Robert S. Friedman’s children’s book, Milton’s Secret: An Adventure of Discovery through Then, When, and the Power of Now.

Tolle, a Canadian spiritual teacher and the best-selling author of The Power of Now and A New Earth, which have sold more than 11 million copies, wrote Milton’s Secret with Friedman as his first work of fiction.

 The story, being adapted as a live-action family film, centers on a  boy who discovers that his obsession with pre-teen fears, shaky parental relationships, confidence issues and mistreatment by his schoolmates are preventing him from finding true happiness through living in the Now. Donald Martin (Dim Sum Funeral, The Christmas Choir) is writing the screenplay.

Bain, who most recently directed The Lost & Found Family, acquired by Sony for release this fall, says, “We get to tell this inspiring story and, at the same time, help as many people as we can–kids and parents—to stop stressing and start living. “

“We’re delighted to be able to bring to life this extraordinary first fiction work from Eckhart and Robert,” Peace Arch Entertainment CEO John Flock says. “In this age of anxiety, its lessons will ring as true to movie-goers as they have to the countless fans of Eckhart’s best-selling books.”

Milton’s Secret was co-authored by Friedman, president of Hampton Roads Publishing Company, and co-published by Hampton Roads and Namaste Publishing in Vancouver.

Peace Arch Entertainment and Barnet Bain Films will produce, with Tolle, Friedman and Constance Kellough serving as executive producers.

Peace Arch Entertainment produces and acquires feature films and television programs for worldwide distribution. The Company’s Emmy and Gemini Award winning drama “The Tudors” airs on Showtime in the United States and CBC in Canada, and its lifestyle series “The Last 10 Pounds Boot Camp” and “Bulging Brides” each air on FLN in the U.S. and Slice in Canada. The Company’s recent feature film releases include “The Mysteries of Pittsburgh” starring Jon Foster, Peter Sarsgaard, Sienna Miller, Mena Suvari and Nick Nolte and “JCVD” starring Jean Claude Van Damme. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 800 classic and contemporary titles. For additional information, please visit www.peacearch.com.

Contact:

Paul Nichols/Jim Benson

The Lippin Group

323.965.1990

pnichols@lippingroup.com

jbenson@lippingroup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	October 2, 2009	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.